

Brian Condon

LEAD INVESTOR Invested **$25,000** this round

I have worked with and invested with the LookyLOO team for many years and have been impressed with the development of the platform throughout the process. As an empty-nester myself I believe we really need a system for navigating all the choices for places we could move and then helps us manage the process for making that move. We're obviously in the middle of a revolution in how much freedom we have to move pretty much anywhere we'd like and I think the LookyLOO team has created a product that can help people with that newfound freedom. I am investing with the team in this round and plan on continuing to support the team through future rounds.